CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 14, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS REPORTS KIMBERLITE DYKES

IN AREA OF CASIERRA LICENCES, SIERRA LEONE

Cream Minerals Ltd. (TSX-V: CMA) (the “Company” or “Cream”) is pleased to announce that it has received a report from the former Deputy Director of the Geological Survey of Sierra Leone that notes at least four kimberlite dykes in the area of the optioned Casierra Licence (EPL 1/94).  This licence extends for approximately 10 kilometers along the Sewa River and its terraces.  The Sewa is a large river draining from the world class Kono-Koidu diamond mining area.  Historically, a “rush” of informal diamond diggers near the Casierra Licence area created international television news.  It was subsequently observed in 2005 by visiting Casierra personnel that bedrock in the remaining pits included small blue-grey clay veins or dykes with the typical appearance of weathered kimberlite rock.

The recent confirmation of kimberlite dykes in the Casierra Licence area by the Sierra Leone Geological Survey may account for the relatively high grades (0.4 carats/cu yd or approximately 0.5 carats/cu meter) of diamonds indicated in earlier Geological Survey reports describing the Sewa Licence area.  The average rough diamond price in Sierra Leone for 2005 was about US$280 per carat, which compares with the average price per carat for operating hard rock mines in Canada of US$80 - US$120.

A historical estimate of 1.8 million carats of diamonds in the Casierra Licence (EPL1/94) has been reported by the Geological Survey of Sierra Leone (Hall, P.K. Bulletin 5, The Diamond Fields of Sierra Leone) for the gravels of the river channel and adjacent river bank terraces.  Reference to this may be found in the documentation filed with SEDAR in a report compliant with National Instrument 43-101 and approved by the TSX-V for such publication.  This historical estimate is not qualified as a reserve or resource under the definitions of NI 43-101.  A drilling program carried out by Cream in 2005 indicated that gravel thicknesses, where tested, were actually greater than had been proposed by Hall in the estimates.

The surface of this area of Sierra Leone has been subject to tropical weathering for millions of years.  Diamonds are resistant minerals that survive the weathering process.  They are concentrated as a result of the washing away of the fine clay material formed from the weathering of the other minerals that make up the kimberlite rock and the host rock of the dykes.  In flat areas with little drainage, the weathering down of even a small kimberlite dyke can cause a spectacular location of high concentrations of diamonds which, if found by artesanal miners, will blossom into such a “rush”.

The advanced processing plant now being used for the bulk sampling of targets on the marine offshore exploration licence of Casierra (see news release October 19, 2006) will be repositioned early in the New Year for bulk sampling of the above Sewa River licence.  A particular focus of this work will be the areas traversed by the identified kimberlite dykes, which serve the dual purpose of acting as mineral traps.

Ben Ainsworth, P.Eng., President of Casierra Diamond Corp. is in charge of operations on the Casierra property and is the Company’s qualified person with respect to Canadian Security Regulations under NI 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests or to view video interviews by BTV, IDNR-TV and Smartstox.com, please see our website at www.creamminerals.com .

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements.”   All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.creamminerals.com.